UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                ----------------

                              THE MILLS CORPORATION
                                (Name of Issuer)

                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                     (Name of Filing Persons - Other Person)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    601148109
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                Robert B. Schumer
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000



                            CALCULATION OF FILING FEE

         Transaction Valuation*                 Amount of Filing Fee

            Not applicable.                       Not applicable.

* This filing relates solely to preliminary communications made before the commencement of a tender offer, so, in accordance with General Instruction D to Schedule TO, no fee is payable.

|_| Check  the  box if any  part  of the  fee is  offset  as  provided  by  Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:                            Filing Party:
             Form or Registration No.:                           Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transaction to which the statement relates:
|X| Third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

         On February 16, 2007, The Mills Corporation (the "Company"), Farallon Capital Management, L.L.C. ("Farallon") and Simon Property Group, Inc. ("Simon") issued a press release announcing that the Company has entered into a definitive merger agreement that, among other things, provides for SPG-FCM Ventures, LLC (the "JV Entity"), a Delaware limited liability company formed by Simon Property Group, L.P., a Delaware limited partnership and a majority-owned partnership subsidiary of Simon, and by certain funds managed by Farallon, to acquire the Company for $25.25 per share in cash (the "Offer Price") by means of a tender offer for all the outstanding common stock, par value $0.01 per share, of the Company followed by a merger in which all common stock not acquired in the tender offer will be converted into the right to receive the Offer Price. The press release is attached hereto as Exhibit 99.1.


         This filing on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer for all of the outstanding common stock, par value $0.01 per share, of the Company by the JV Entity.


         This Schedule TO is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company's common shares. The JV Entity has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company's common shares. The solicitation of offers to buy the Company's common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's website at www.sec.gov or from the information agent that is selected by the Company. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.



Item 12. Exhibits.



                                  EXHIBIT INDEX


Exhibit
No.
------------
        99.1    Press Release, dated February 16, 2007.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        *

                                   (Signature)

                                        *

                                (Name and title)

                                February 16, 2007
                                     (Date)

                                      ---

 * In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.

                                                                    Exhibit 99.1


SIMON   PROPERTY
        GROUP, INC.                                            THE MILLS



FARALLON



Contacts:
--------
Simon Property Group and Farallon         The Mills:
Media:                                    Ken Volk
Hugh Burns/Stephanie Pillersdorf/Brooke   The Mills Corporate Communications
Morganstein                               (301) 968-6390
Sard Verbinnen & Co
(212) 687-8080
                                          Judith Wilkinson/Jeremy Jacobs
                                          Joele Frank, Wilkinson Brimmer Katcher
Simon Investor Relations:                 (212) 355-4449
Shelly Doran
(317) 685-7330

                    SIMON PROPERTY GROUP AND FARALLON CAPITAL
             AGREE TO ACQUIRE THE MILLS FOR $25.25 PER COMMON SHARE

  Cash Tender Offer for The Mills Common Shares to Commence by End of February

                     ---------------------------------------

Indianapolis, IN, San Francisco, CA, and Chevy Chase, MD, February 16, 2007 - Simon Property Group, Inc. (NYSE: SPG) ("SPG"), Farallon Capital Management, L.L.C. ("Farallon"), and The Mills Corporation (NYSE: MLS) ("The Mills") today announced that a joint venture between an entity owned by SPG and funds managed by Farallon has entered into a definitive merger agreement with The Mills under which it will acquire The Mills for $25.25 per common share in cash. The total value of the transaction is approximately $1.64 billion for all of the outstanding common stock of The Mills and common units of The Mills Limited Partnership not owned by The Mills, and approximately $7.9 billion including assumed debt and preferred stock.

         In connection with the transaction, The Mills has terminated its previous merger agreement (the "BAM Agreement") with Brookfield Asset Management Inc. (NYSE and

TSX: BAM) after determining that the SPG/Farallon offer was more favorable to its stockholders.
         The acquisition of The Mills will be completed through a cash tender offer at $25.25 per share for all outstanding shares of The Mills common stock, which is expected to commence before the end of February. The tender offer will be followed by a merger in which all common shares not acquired in the offer will be converted into the right to receive the offer price. Completion of the tender offer will be subject to the receipt of valid tenders for a majority of The Mills' fully diluted common shares and the satisfaction of other customary conditions.
         Funds managed by Farallon currently own more than 10.8% of the outstanding common shares of The Mills. In addition, SPG has obtained an option to acquire approximately 4.9% of The Mills common shares from Stark Master Fund Ltd.
         David Simon, Chief Executive Officer of SPG, said, "The Mills properties are an excellent strategic fit with our existing retail assets, and they present a compelling opportunity for the shareholders of SPG, the Farallon investors and The Mills' existing joint venture partners. We are confident that our significant experience operating both upscale regional malls and outlet centers, vast resources, previous ownership interest in certain Mills properties and history of successful acquisitions, together with Farallon's financial expertise, will allow us to improve performance of The Mills assets and maximize value for all stakeholders."
         Richard B. Fried, a Managing Member of Farallon, said, "This is an excellent opportunity for us to expand our real estate portfolio with high-quality assets in key metropolitan centers and team with the clear leader in the retail real estate sector. Our partnership with SPG will allow these quality assets to perform to their true potential."
         Mark S. Ordan, Chief Executive Officer and President of The Mills, said, "We are delighted that our strategic alternatives process has resulted in such an outstanding result for stockholders. We believe the agreement with SPG and Farallon offers excellent value to The Mills' stockholders and gives them the chance to receive consideration quickly by means of the tender offer. SPG and Farallon are smart investors who recognized the high quality and potential of The Mills' properties and have the resources to upgrade our properties and to continue to attract premium tenants to The Mills assets."

         The Mills Limited Partnership common unitholders will receive $25.25 per unit in cash, subject to certain qualified unit holders having the option to exchange their units for limited partnership units of SPG's Operating Partnership based upon a fixed exchange ratio of 0.211 SPG Operating Partnership units for each unit of The Mills LP.
         SPG has provided The Mills with debt financing by replacing The Mills' senior term loan and revolving line of credit from Brookfield with a new senior term loan and revolving line of credit.
         The transaction was unanimously approved by The Mills Board of Directors, with those directors affiliated with Kan Am abstaining. The tender offer is expected to close in approximately 45 days.
         Merrill Lynch & Co. is serving as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel to SPG. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Richards Kibbe & Orbe LLP are acting as legal counsel to Farallon. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are serving as financial advisors and Wachtell, Lipton, Rosen & Katz, Hogan & Hartson LLP and Willkie Farr & Gallagher LLP are serving as legal advisors to The Mills.
         The Mills will today file a current report on Form 8-K with the U.S. Securities and Exchange Commission containing a copy of the merger agreement that The Mills has entered into with the SPG/Farallon group. The current report on Form 8-K will be available on the SEC's website, http://www.sec.gov, and on The Mills' website, http://www.themills.com.

About Simon Property Group
Simon  Property  Group,  Inc.  ("SPG"),  an S&P  500  company  headquartered  in
Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Centers(R) and community/lifestyle centers. SPG's current total market capitalization is approximately $52 billion. Through its subsidiary partnership, SPG currently owns or has an interest in 286 properties in the United States containing an aggregate of 201 million square feet of gross leasable area in 38 states plus Puerto Rico. SPG also owns interests in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com.

About Farallon Capital Management, L.L.C.

Farallon Capital Management, L.L.C. ("Farallon") is a global, San Francisco-based investment management company that manages discretionary equity capital of more than $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. More information about Farallon may be found at www.faralloncapital.com.

About The Mills Corporation
The Mills Corporation, based in Chevy Chase, MD, is a developer, owner and manager of a diversified portfolio of retail destinations, including regional shopping malls and market-dominant retail and entertainment centers. It currently owns 38 properties in the United States totaling approximately 47 million square feet. The Mills is traded on the New York Stock Exchange under the ticker: MLS. For more information, visit The Mills' website at www.themills.com.

                                      # # #

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of The Mills' common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Mills common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that we select. Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

The Mills will file a solicitation/recommendation statement with the SEC in connection with the tender offer, and, if required, will file a proxy statement or information statement with the SEC in connection with the second-step merger. Stockholders are strongly advised to read these documents if and when they become available because they will contain important information about the tender offer and the proposed merger. Stockholders would be able to obtain a free copy of the solicitation/recommendation statement and the proxy statement or information statement as well as other filings containing information about The Mills, the tender offer and the merger, if and when available, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the solicitation/recommendation statement, the proxy statement or information statement and other filings containing information about The Mills, the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to The Mills Corporation, Attention: Investor Relations, 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815, by phone at (301) 968-8367, or on The Mills' Internet site at http://www.themills.com.

Forward-Looking Statements
This release contains forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.